UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-25287

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tower Financial 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tower Financial Corporation
116 East Berry Street
Fort Wayne, Indiana 46802

TOWER FINANCIAL 401(k) PLAN
Fort Wayne, Indiana

FINANCIAL STATEMENTS
December 31, 2010 and 2009

Contents

Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Oversight Committee
Tower Financial 401(k) Plan
Fort Wayne, IN

We have audited the accompanying statements of net assets available for benefits of Tower Financial 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of Schedule H, Line 4a – Schedule of Delinquent Participant Contributions and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental scheduls are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

South Bend, Indiana
June 21, 2011

Contents

TOWER FINANCIAL 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

ASSETS	2010	2009

Investments, at fair value (Note 4)	$3,437,286	$3,177,580

Receivables
Participant contributions	-	-
Employer contribution	-	-
Notes receivable from participants	58,587	35,795

Total assets	3,495,873	3,213,375

Net assets, reflecting all investments at fair value	3,495,873	3,213,375

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	16,048	15,729

NET ASSETS AVAILABLE FOR BENEFITS	$3,511,921	$3,229,104

See accompanying notes to financial statements.

Contents

TOWER FINANCIAL 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010

Additions to net assets attributed to:
Net appreciation in fair value of investments (Note 4)	$317,397
Dividend and interest income	53,496
370,893

Contributions
Participants’	429,952
Employer’s	25,115

Rollover	2,314
457,381

Total additions	828,274

Deductions from net assets attributed to:
Benefits paid directly to participants or their beneficiaries	510,274
Administrative expenses	35,183
Total deductions	545,457

Net increase	282,817

Net assets available for benefits
Beginning of year	3,229,104

End of year	$3,511,921

See accompanying notes to financial statements.

Contents

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Tower Financial 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution 401(k) profit sharing plan covering substantially all employees of Tower Financial Corporation (the “Corporation") and its subsidiaries, Tower Bank & Trust Company and Tower Trust Company.  An employee becomes eligible to enter the Plan on January 1, April 1, July 1 and October 1 following attainment of age 18 and completion of 3 months of service.

The Plan was adopted March 1, 1999.  The Plan provides for retirement, death, disability and termination benefits, and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective October 1, 2009 the Plan adopted a custom plan sponsored by Principal Financial Group.  The terms are substantially the same as the prototype plan, however, the Corporation is now able to change the employer’s discretionary match on a periodic basis rather than on an annual basis limited by the prototype plan.

Participant Accounts:  Each participant's account is credited with the participant's contribution and an allocation of (a) the Corporation’s contributions, and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions:  Each year, participants may contribute a specified portion of their pretax annual compensation to the Plan, subject to certain limitations set forth by the Internal Revenue Service.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Eligible participants may share in matching contributions equal to a uniform percentage, if any, determined each year by the Corporation.    The Corporation ceased matches beginning October 1, 2009.  On July 1, 2010, the Corporation reinstated the match; the Corporation matched up to 25 percent of the first 4 percent contributed by the participant for the period of July 1 through December 31, 2010.  Additional profit sharing amounts may be contributed at the option of the Corporation’s board of directors. Participants direct the investment of their contributions into various investment options offered by the Plan.  Currently, the Plan offers 23 funds, including Tower Financial Corporation stock, as investment options for participants.  Forfeited non-vested accounts are used to reduce the employer matching contributions.  As of December 31, 2010 and 2009, forfeited accounts totaled $860 and $0, respectively that are available to reduce employer-matching contributions. Terminated participants rehired within one-year of termination are eligible to buy back their portion of non-vested matching contributions. One buyback occurred in 2010 in the amount of $1,797.

Retirement, Death and Disability:  A participant is entitled to 100 percent of his or her account balance upon death, total and permanent disability or retirement.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the remainder of their account plus earnings thereon is based on years of continuous service.  A participant is 100 percent vested after six years of credited service.

(Continued)

Contents

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits:  On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account.  In addition, the Plan allows for withdrawals of the vested account balance resulting from rollover contributions at any time.  A participant who has attained age 59 ½ may withdraw vested account balances resulting from participant or employer contributions at any time after age 59 ½.  The Plan also allows for hardship distributions of balances resulting from participant contributions.  Distributions are made in cash.

Notes Receivable from Participants:  Participants may borrow from their fund accounts up to the lesser of 50% of their vested account balance or $50,000.  The loans are secured by the balance in the participant’s account and bear reasonable interest rates.

Administrative Expenses:  All expenses of administration may be paid out of the Plan unless paid by the Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles, which significantly affect the determination of net assets and changes in net assets, are summarized below.

Basis of Accounting:  The accounting practices and principles followed by the Plan and the methods of applying those principles conform to U.S. generally accepted accounting principles under the accrual basis.

Investment Valuation and Income Recognition:  The Plan's investments are stated at fair value (see Note 4).  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.   Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract (Note 9).

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid balance plus any accrued interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants account balances.

Payment of Benefits: Benefits paid to participants are recorded when paid.

Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

(Continued)

Contents

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties:  The Plan provides for various investment options including any combination of mutual funds, stocks, and an investment contract.  The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants individual account balances.

Concentration of Credit Risk:  At December 31, 2010 and 2009, approximately 24.75% and 22.86% of the Plan’s investments were invested in Tower Financial Corporation common stock.

Adoption of New Accounting Standard: In September 2010, the FASB amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans. The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest. This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively. The adoption of this guidance by the Plan resulted in a reclassification from investments to notes receivable from participants of $35,795 on the statement of net assets available for benefits as of December 31, 2009. Adoption had no effect on the Plan’s net assets available for benefits.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.  In the event of termination, participants will become 100 percent vested in their accounts.

NOTE 4 - FAIR VALUE

Fair value is the list price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:
Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

(Continued)

Contents

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 4 - FAIR VALUE (Continued)

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock:  The fair value of Tower Financial Corporation common stock is determined by obtaining a quoted price from a nationally recognized exchange (level 1 input).

Investment contract:   The fair value of the Plan’s investment contract is estimated based upon the surrender value of the contract, as determined by the contract’s termination provisions since the contract is not transferable (level 3 input).  There are no limitations on participant initiated transactions.  Conditions under which distributions from the contract would be payable at amounts below contract value are discussed in more detail in Note 9.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds:
Balanced	$708,274	$-	$-
Fixed Income	284,007	-	-
Large U.S. Equity	445,993	-	-
Small/Mid U.S. Equity	843,365	-	-
Company Common Stock	850,720	-	-
Investment Contract	-	-	304,927

Investments	$3,132,359	$-	$304,927

There were no transfers between levels in 2010.

(Continued)

Contents

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 4 - FAIR VALUE (Continued)

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds:
Balanced	$704,198	$-	$-
Fixed Income	281,953	-	-
Equity	1,157,869	-	-
Common Stock	734,704	-	-
Investment Contract	-	-	298,856

Investments	$2,878,724	$-	$298,856

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2010, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Beginning balance, January 1, 2010	$298,856
Interest income on investment contracts held at the end of year	9,621
Change in adjustment from fair value to contract value of fully- benefit responsive investment contract	(319)
Purchases, sales, issuances and settlements (net)	(3,231)

Ending balance, December 31, 2010	$304,927

Unrealized appreciation (depreciation) of the fully benefit-responsive investment contract is reported as an increase (decrease) in Plan investments and as an offsetting decrease (increase) in the adjustment from fair value to contract value reported in the 2010 statement of net assets available for benefits, with no effect on the 2010 change in net assets available for benefits.

(Continued)

Contents

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 5 - INVESTMENTS

The following presents investments held by the Plan:

	December 31,
	2010	2009
Mutual Funds
Am Cent Intnl Bond Adv Fund, 3,716 and 3,196 units, respectively	$51,126	$45,984
Am Fds EuroPacific Grth R4 Fund, 4,087 and 5,498 units, respectively*	166,268	207,373
Calvert Soc Inv Bond A Fund, 14,171 and 12,882 units, respectively*	220,072	195,041
Davis New York Venture R Fund, 5,940 and 7,968 units, respectively*	204,392	247,483
Lord Abbett SmallCap Bld P Fund, 13,047 and 13,327 units, respectively*	197,535	178,445
Principal Core Plus Bond I R5 Fund, 1,180 and 701 units, respectively	12,809	7,597
Prin Inv LfTm Str Inc R5 Fund, 1,626 and 7,311 units, respectively	17,223	71,871
Prin Inv LifeTime 2010 R5 Fund, 3,502 and 4,757 units, respectively	38,976	47,714
Prin Inv LifeTime 2020 R5 Fund, 20,087 and 23,237 units, respectively*	233,413	240,507
Prin Inv LifeTime 2030 R5 Fund, 21,037 and 21,227 units, respectively*	243,393	216,723
Prin Inv LifeTime 2040 R5 Fund, 4,238 and 4,838 units, respectively	49,760	49,878
Prin Inv LifeTime 2050 R5 Fund, 9,358 and 7,752 units, respectively	105,467	76,515
Prin Inv MidCap Blend R5 Fund, 10,422 and 10,672 units, respectively	138,610	120,803
Prin Inv Real Est Sec R5 Fund, 4,072 and 2,596 units, respectively	64,141	33,331
Prin Intl Emerg Mkts R5 Fund, 3,414 and 4,427 units, respectively	91,550	100,616
Prin Inv MidCap S&P 400 Idx R5 Fund, 7,251 and 3,915 units, respectively	103,832	45,215
Prin Inv LargeCap S&P 500 Idx R5 Fund, 27,146 and 26,326 units, respectively*	241,601	206,661
Prin Inv SmallCap S&P 600 Idx R5 Fund, 5,026 and 3,944 units, respectively	81,429	51,273
Prin Lifetime 2025 R5 Fund, 226 and 113 units, respectively	2,149	964
Prin Lifetime 2045 R5 Fund, 1,755 and 0 units, respectively	16,429	-
Prin Lifetime 2055 R5 Fund, 156 and 3 units, respectively	1,464	26
	2,281,639	2,144,020

(Continued)

Contents

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 5 - INVESTMENTS (Continued)

	December 31,
	2010	2009
Investments at Contract Value
Prin Fixed Income 401(a)/(k) Group Annuity Contract No. GA 4-41462 (fair value: $304,927 and $298,856), respectively*	$320,975	$314,585

Other Investments
Tower Financial Corporation common stock, and 112,678 and 106,891 shares, respectively*	850,720	734,704

	$3,453,334	$3,193,309

*	Denotes investment that represents 5 percent or more of the Plan’s net assets in the current year or the prior year.

The following table presents the net appreciation/(depreciation) (including investments bought, sold and held during the year) in fair value for each of the Plan's investment categories for the year ended December 31, 2010.

Mutual funds	$247,536
Tower Financial Corporation common stock	69,861

$317,397

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.  Certain Plan investments as of December 31, 2010 and 2009 were shares of Tower Financial Corporation common stock, shares of mutual funds issued by Principal Funds, Inc., an affiliate of Principal Trust Company (Principal), and a guaranteed investment contract issued by Principal Life Insurance Company, an affiliate of Principal Trust Company.  Principal was the custodian and third party administrator of the Plan and, therefore, these investments qualify as party-in-interest investments.  Notes receivable from participants are party-in-interest transactions.  The Plan paid for professional services for the year ended December 31, 2010 totaling $35,183.

During 2010, the Plan purchased 26,060 shares of Tower Financial Corporation common stock at a cost ranging from $6.33 to $13.42 per share.  The Plan sold 20,273 shares of Tower Financial Corporation common stock at a cost ranging from $6.35 to $11.01.

(Continued)

Contents

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

At December 31, 2010 and 2009, the Plan held the following party-in-interest investments:

	December 31,
	2010	2009
At quoted market value
Tower Financial Corporation common stock, 112,678 and 106,891 shares, respectively	$850,720	$734,704
Prin Inv LfTm Str Inc R5 Fund, 1,626 and 7,311 units, respectively	17,223	71,871
Prin Inv LifeTime 2010 R5 Fund, 3,502 and 4,757 units, respectively	38,976	47,714
Prin Inv LifeTime 2020 R5 Fund, 20,087 and 23,237 units, respectively	233,413	240,507
Prin Inv LifeTime 2030 R5 Fund, 21,037 and 21,227 units, respectively	243,393	216,723
Prin Inv LifeTime 2040 R5 Fund, 4,238 and 4,838 units, respectively	49,760	49,878
Prin Inv LifeTime 2050 R5 Fund, 9,358 and 7,752 units, respectively	105,467	76,515
Prin Inv MidCap Blend R5 Fund, 10,422 and 10,672 units, respectively	138,610	120,803
Prin Inv Real Est Sec R5 Fund, 4,072 and 2,596 units, respectively	64,141	33,331
Prin Intl Emerg Mkts R5 Fund, 3,414 and 4,427 units, respectively	91,550	100,616
Prin Inv MidCap S&P 400 Idx R5 Fund, 7,251 and 3,915 units, respectively	103,832	45,215
Prin Inv LargeCap S&P 500 Idx R5 Fund, 27,146 and 26,326 units, respectively	241,601	206,661
Prin Inv SmallCap S&P 600 Idx R5 Fund, 5,026 and 3,944 units, respectively	81,429	51,273
Prin Lifetime 2025 R5 Fund, 226 and 113 units, respectively*	2,149	964
Prin Lifetime 2045 R5 Fund, 1,755 and 0 units, respectively*	16,429	-
Prin Lifetime 2055 R5 Fund, 156 and 3 units, respectively	1,464	26
Principal Core Plus Bd I R5 Fund, 1,180 and 701 units respectively	12,809	7,597

At contract value
Prin Fixed Income 401(a)/(k), Group Annuity Contract No. GA 4-41462, 20,809 and 21,007 units, respectively	$320,975	$314,585

(Continued)

Contents

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $26,812 and $0 at December 31, 2010 and 2009, respectively.

NOTE 8 - TAX STATUS

The Plan has applied for a determination letter from the Internal Revenue Service based on the change from a prototype plan to a custom plan.  Although the Plan has not yet received a favorable determination letter, Plan management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 9 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan holds one fully benefit-responsive investment contract with the Principal Life Insurance Company (Principal). Principal maintains the contributions in the general account.  The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The Plan’s investment contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value.  Such circumstances include plan termination, premature contract termination initiated by the employer, such as employer-level terminations without a 12-month notice to liquidate which may result in a 5% surrender charge. The contract limits the circumstances under which Principal may terminate the contract.  Examples of circumstances which would allow Principal to terminate the contract include the date when both no current deposit arrangements have been made between the employer and Principal and there are no Guaranteed Interest Funds with a value greater than zero under the contract.

If one of these events were to occur, Principal could terminate the contract at amounts less than contract value.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a stated rate of return by the issuer.  Such interest rates are reset every January 1 and July 1.  There is no minimum rate per contract. No limitations apply to employee-initiated transactions. Employer level transactions will be subject to either 12-month advance notice or a 5% surrender charge, whichever the plan sponsor chooses.  The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract.  The resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, are reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit responsive investment contracts.  If the adjustment is positive, this indicates that the contract value is greater than the fair value.

(Continued)

Contents

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 9 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY (Continued)

	2010	2009

Average contract yield:
Based on annualized earnings (1)	2.89%	3.15%
Based on interest rate credited to participants (2)	2.89%	3.15%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

(Continued)

Contents

SUPPLEMENTAL SCHEDULES

Contents

TOWER FINANCIAL 401(k) PLAN
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANTS CONTRIBUTIONS
Year ended December 31, 2010

Check here if Late Participant Loan Repayments are Included	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
	60	60

Contents

TOWER FINANCIAL 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

Name of plan sponsor:	Tower Financial Corporation
Employer identification number:	35-2111180
Three-digit plan number:	001

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Principal Life Insurance Company	Insurance Company General PRIN FIXED INCOME 401(A)/(K) (Group Annuity Contract No. GA 4-41462)	**	$320,975
*	Principal Management Corporation	Registered Investment Company PRINCIPAL CORE PLUS BD I R5 FUND	**	12,809
	Calvert Funds	Registered Investment Company CALVERT SOC INV BOND A FUND	**	220,072
	Davis Funds	Registered Investment Company DAVIS NEW YORK VENTURE R FUND	**	204,392
*	Principal Funds	Registered Investment Company PRIN INV LARGE CAP S&P 500 IDX R5 FUND	**	241,601
*	Principal Funds	Registered Investment Company PRIN INV LFTM STR INC R5 FUND	**	17,223
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2010 R5 FUND	**	38,976
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2020 R5 FUND	**	233,413
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2025 R5 FUND	**	2,149
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2030 R5 FUND	**	243,393
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2040 R5 FUND	**	49,760
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2045 R5 FUND	**	16,429
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2050 R5 FUND	**	105,467
*	Principal Funds	Registered Investment Company PRIN INV LIFETIME 2055 R5 FUND	**	1,464
*	Principal Funds	Registered Investment Company PRIN INV REAL EST SECURITIES R5 FUND	**	64,141
*	Principal Funds	Registered Investment Company PRIN INTL EMERG MKTS R5 FUND	**	91,550
	Lord Abbett	Registered Investment Company LORD ABBETT SMALL-CAP BLD P FUND	**	197,535
*	Principal Funds	Registered Investment Company PRIN INV MID CAP S&P 400 IDX R5 FUND	**	103,832
*	Principal Funds	Registered Investment Company PRIN INV MIDCAP BLEND R5 FUND	**	138,610
*	Principal Funds	Registered Investment Company PRIN INV SMALL CAP S&P 600 IDX R5 FUND	**	81,429
	American Century Investments	Registered Investment Company AM CENT INTL BOND ADV FUND	**	51,126

* - Denotes party-in-interest investment.
** - Investment is participant directed, therefore, historical cost is not required.

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Contents

TOWER FINANCIAL 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

Name of plan sponsor:	Tower Financial Corporation
Employer identification number:	35-2111180
Three-digit plan number:	001

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

	The American Funds	Registered Investment Company AM FDS EUROPACIFIC GRTH R4 FUND	**	$166,268
*	Tower Financial Corporation	Employer Security COMMON STOCK	**	850,720

*	Participant Loans	Interest rates ranging from 5.25 % to 10.25%		58,587

				$3,511,921

* - Denotes party-in-interest investment.
** - Investment is participant directed, therefore, historical cost is not required.

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Contents

REQUIRED INFORMATION

Item 4.

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements have been prepared in accordance with the financial reporting requirements of ERISA.   Such financial statements are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a)	Financial Statements:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of
December 31, 2010 and 2009

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2010

Notes to Financial Statements

(b)	Exhibits